Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Altimmune, Inc.

Gaithersburg, Maryland

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our report dated March 29, 2017 except for the effects of the retroactive adjustment to the Company’s 2016 equity structure and the related amounts, share, and share-related information resulting from the application of a share exchange ratio discussed in Note 3, as to which the date is March 30, 2018, relating to the consolidated financial statements of Altimmune, Inc., which is incorporated by reference in that Prospectus. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

McLean, Virginia

August 17, 2018